Exhibit 21
CON-WAY INC.
SIGNIFICANT SUBSIDIARIES
December 31, 2008
          Con-way and its significant subsidiaries were:

		State or
	Percent of	Province or
	Stock Owned	Country of
Parent and Significant Subsidiaries	by Con-way	Incorporation
Con-way Inc.		Delaware
Significant Subsidiaries of Con-way Inc.:
Con-way Freight Inc.	100	Delaware
Menlo Worldwide, LLC	100	Delaware
Transportation Resources, Inc.	100	Missouri